

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 6, 2006

<u>Via US Mail and Facsimile</u>

Mr. L. Frederick Sutherland
Aramark Corporation
Aramark Tower
1101 Market Street
Philadelphia, PA 19107

Re: Aramark Corporation
Form 10-K for the year ended September 30, 2006
Commission File Number: 001-16807

Dear Mr. Sutherland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief